SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )*

Denison International plc

(Name of Subject Company (Issuer))

Parker-Hannifin Corporation

(Name of Filing Persons (Offeror))

Ordinary Shares, $0.01 par value per share, and

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

248335101

(CUSIP Number of Class of Securities)

Thomas A. Piraino, Jr.

Vice President, General Counsel and Secretary

Parker-Hannifin Corporation

6035 Parkland Boulevard

Cleveland, Ohio 44124-4141

(216) 896-3000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Patrick J. Leddy

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114-1190

(216) 586-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not Applicable	Not Applicable

*	This Schedule TO contains only preliminary communications made before the commencement of a tender offer. No filing fee is required pursuant to General Instruction D to this Schedule TO.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12.    Exhibits.

Exhibit Number	Description

99.1	Joint press release of Parker-Hannifin Corporation and Denison International plc, issued on December 8, 2003.

99.2	Slide presentation of Parker-Hannifin Corporation, available as of December 8, 2003 on Parker-Hannifin Corporation’s investor relations website.

Exhibit Index

Exhibit Number	Description

99.1	Joint press release of Parker-Hannifin Corporation and Denison International plc, issued on December 8, 2003.

99.2	Slide presentation of Parker-Hannifin Corporation, available as of December 8, 2003 on Parker-Hannifin Corporation’s investor relations website.